# SEC Schedule 13G/A (Amendment No. 2) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: UNIVERSAL ELECTRONICS INC, CIK 0000101984
CUSIP: 913483103
Title of class of securities: Common Stock
Address of issuer's principal executive offices: 15147 N SCOTTSDALE RD, SCOTTSDALE, Arizona (AZ), 85254
Date of event which requires filing of this statement: 11/14/2025
Filed pursuant to Rule 13d-1(b)
Amends the filing with accession number 0002037231-24-000007
Filed by CIK 0002037231

## Reporting persons
- Kent Lake PR LLC: type of reporting person: investment adviser (IA), parent holding company or control person (HC); citizenship or place of organization: Puerto Rico (PR); sole voting power 0; shared voting power 667,416; sole dispositive power 0; shared dispositive power 667,416; aggregate amount beneficially owned 667,416 (4.9% of the class)
- Kent Lake Partners LP: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 667,416; sole dispositive power 0; shared dispositive power 667,416; aggregate amount beneficially owned 667,416 (4.9% of the class)
- Benjamin Natter: type of reporting person: parent holding company or control person (HC), individual (IN); citizenship or place of organization: United States (X1); sole voting power 0; shared voting power 667,416; sole dispositive power 0; shared dispositive power 667,416; aggregate amount beneficially owned 667,416 (4.9% of the class)

## Item 1. Issuer
Name of issuer: UNIVERSAL ELECTRONICS INC
Address of issuer's principal executive offices: 15147 N SCOTTSDALE RD, SCOTTSDALE, ARIZONA, 85254

## Item 2. Person Filing
Name of person filing:
This statement is filed by the entities and persons listed below, who are collectively referred herein as "Reporting Persons", with respect to the shares of Common Stock (as defined in Item 2(d) below) of the Company:

(i) Kent Lake PR LLC
(ii) Kent Lake Partners LP
(iii) Benjamin Natter
Address of principal business office or, if none, residence:
(i) Kent Lake PR LLC
Carr. 115 km 12.1 Ave.
Albizu Campos #2490 Suite 28
Rincon, Puerto Rico 00677

(ii) Kent Lake Partners LP
Carr. 115 km 12.1 Ave.
Albizu Campos #2490 Suite 28
Rincon, Puerto Rico 00677

(iii) Benjamin Natter
c/o Kent Lake PR LLC
Carr. 115 km 12.1 Ave.
Albizu Campos #2490 Suite 28
Rincon, Puerto Rico 00677
Citizenship:
(i) Kent Lake PR LLC - Puerto Rico
(ii) Kent Lake Partners LP - DE
(iii) Mr. Benjamin Natter - USA

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Type of person filing: investment adviser (IA), parent holding company or control person (HC)

## Item 4. Ownership
Amount beneficially owned:
Kent Lake PR LLC is an investment adviser that is registered with the Securities and Exchange Commission. Kent Lake PR LLC, which serves as investment adviser to private funds, including but not limited to Kent Lake Partners LP (collectively, the "Funds"), may be deemed to be the beneficial owner of all shares of Common Stock held by the Funds. Mr. Natter, as Managing Partner of Kent Lake Partners LP, with the power to exercise investment and voting discretion, may be deemed to be the beneficial owner of all shares of Common Stock held by the Funds.

Kent Lake PR LLC
Amount beneficially owned: 667,416

Kent Lake Partners LP
Amount beneficially owned: 667,416

Benjamin Natter
Amount beneficially owned: 667,416
Percent of class:
Ownership percentage is based on 13,366,106 shares of common stock outstanding, par value $0.01 per share, as of November 4, 2025, as represented by the Issuer in the Form 10-Q filed with the Securities and Exchange Commission on November 6, 2025.

Kent Lake PR LLC
Percent of class: 4.9%

Kent Lake Partners LP
Percent of class: 4.9%

Benjamin Natter
Percent of class: 4.9%
Sole power to vote or to direct the vote:
Kent Lake PR LLC
Sole power to vote or to direct the vote: 0

Kent Lake Partners LP
Sole power to vote or to direct the vote: 0

Benjamin Natter
Sole power to vote or to direct the vote: 0
Shared power to vote or to direct the vote:
Kent Lake PR LLC
Shared power to vote or to direct the vote: 667,416

Kent Lake Partners LP
Shared power to vote or to direct the vote: 667,416

Benjamin Natter
Shared power to vote or to direct the vote: 667,416
Sole power to dispose or to direct the disposition:
Kent Lake PR LLC
Sole power to dispose or to direct the disposition of: 0

Kent Lake Partners LP
Sole power to dispose or to direct the disposition of: 0

Benjamin Natter
Sole power to dispose or to direct the disposition of: 0
Shared power to dispose or to direct the disposition:
Kent Lake PR LLC
Shared power to dispose or to direct the disposition of: 667,416

Kent Lake Partners LP
Shared power to dispose or to direct the disposition of: 667,416

Benjamin Natter
Shared power to dispose or to direct the disposition of: 667,416

## Item 5. Ownership of 5 Percent or Less of a Class
This statement reports that the reporting person has ceased to be the beneficial owner of more than 5 percent of the class: yes

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

## Signatures
- Kent Lake PR LLC: /s/ Benjamin Natter, Managing Member (11/18/2025)
- Kent Lake Partners LP: /s/ Benjamin Natter, Managing Member (11/18/2025)
- Benjamin Natter: /s/ Benjamin Natter, Benjamin Natter (11/18/2025)